Exhibit 99.1

ASX, Nasdaq and Media Release

August 18, 2025

Opthea Provides Corporate Update

Successful DFA settlement reached

Company with cash and cash equivalents of approximately USD20M

Dr Fred Guerard, CEO, Tom Reilly, CFO, and Sujal Shah, Director, to step down

Dr Jeremy Levin to continue as Chairman and to assume additional responsibilities as of September 1st

Melbourne, Australia Tuesday 19, August 2025, and Princeton, N.J., Monday 18, August 2025-- Opthea Limited (ASX/NASDAQ: OPT, “Opthea”, the “Company”), today provided a corporate update following the successful settlement of the Development Funding Agreement ("DFA") with the two investors under the DFA.

DFA Settlement

In March of 2025, after the primary endpoints were not met in both COAST and ShORe phase 3 clinical trials, Opthea, and Ocelot SPV LP and Sanba II Investment Company (together the "DFA Investors") agreed to discontinue the development of sozinibercept in wet AMD.

As previously disclosed, certain termination events under the DFA could have triggered payments by the Company of up to USD680 million. In light of these matters, there was material uncertainty as to Opthea's ability to continue as a going concern and trading of Opthea’s stock on ASX and NASDAQ was suspended.

After extensive negotiations, Opthea has reached a binding agreement with the DFA Investors to terminate the DFA. As part of the settlement arrangements, all parties have entered into an agreement of settlement and release ("Settlement Agreement") and an equity subscription deed ("Subscription Deed").

Pursuant to the Subscription Deed:

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The DFA Investors will be collectively issued equity equivalent to 9.99% of the total issued share capital of the Company on a fully diluted basis, being 136,661,003 fully paid ordinary shares ("Subscription Shares") with no subscription payment required from the DFA Investors.
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The Subscription Shares will be issued in consideration for the DFA Investors' entry into the Settlement Agreement, the key terms of which are summarized below.

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The Subscription Shares will be issued under the Company's existing placement capacity under ASX listing Rule 7.1, and rank equally with existing fully paid ordinary shares in the Company.
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The issuance of the Subscription Shares will take place contemporaneously with payment by the Company of the Cash Amount under the Settlement Agreement (as described below).
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The DFA Investors have agreed to a voluntary 12-month escrow period, subject to certain carveouts, including disposals where required by law, under any equal access share buyback, capital return or capital reduction, to an affiliate or related body corporate, or circumstances where disclosure to investors would not be required under s 708 of the Corporations Act 2001 (Cth).
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If a court determines the issuance of more than 68,262,103 Subscription Shares to be avoidable or unenforceable, and such issuance is rescinded or the shares must otherwise be returned to the Company ("Equity Avoidance"), then, to the extent of such Equity Avoidance, the Company must take all actions reasonably required by the DFA Investors to reissue or otherwise replace those Subscription Shares with such number of shares as will restore the DFA Investors' holdings to the position immediately after the issuance of the Subscription Shares.
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The parties have agreed various standard form representations and warranties.

Pursuant to the Settlement Agreement:

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The DFA Investors will collectively receive from the Company a one-time payment of USD20 million ("Cash Amount").
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Upon payment by the Company of the Cash Amount and issuance of the Subscription Shares (the "Effective Date"), the DFA Investors will release all liens on the collateral, the DFA will be terminated, and all parties will mutually release all suits, actions, damages and other claims in relation to the DFA.
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If any portion of the Cash Amount in excess of USD1,000,000 is determined by a court to be unenforceable ("Avoidance Amount") and such Avoidance Amount is rescinded or must otherwise be returned by a DFA Investor, the Company must repay the Avoidance Amount to that DFA Investor. From the date on which a DFA Investor returns the Avoidance Amount until the date the Company repays that amount to that DFA Investor, all of that DFA Investor's security interests and lien over the Company's assets shall be reinstated ("Springing Lien"), and will be released immediately upon the Company's repayment of the Avoidance Amount to that DFA Investor.
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For two years after the Effective Date, the Company is restricted from granting any security interest, lien, or charge (a “Prohibited Lien”) over its assets to any creditor existing as of the Effective Date with respect to any claim(s) existing as of the Effective Date, unless such Prohibited Lien is made expressly junior to any lien that may arise by operation of the Springing Lien.

As a result of the above settlement arrangements, the directors of the Company have determined that, on and from the Effective Date, they no longer need to avail themselves of the "safe harbour" protections under section 588GA of the Corporations Act 2001(Cth).

These settlement terms will result in Opthea remaining solvent and with estimated unaudited cash and cash equivalents of approximately USD20 million as at the Effective Date, after payment of the Cash Amount.

“I am very grateful to the DFA Investors for their understanding and collaboration which resulted in settlement of the DFA and Opthea remaining solvent” said Dr Fred Guerard, outgoing Chief Executive Officer.

Corporate Update

Now that the clinical trials activities have been concluded and a settlement on the DFA reached, Dr Fred Guerard, CEO, will depart the Company on September 1st, 2025. Tom Reilly, CFO, and Sujal Shah, Director, will depart on September 15th, 2025.

Opthea's overall strategy to streamline its operations has resulted in the Company reducing its work force by over 80%, reducing the Board of Directors by over 50% and renegotiating all contracts related to the clinical trials.

The Board of Directors will continue to focus on maximizing shareholder value and will assess the following:

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Full strategic review over the next six months
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Targeted internal development
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Strategic partnerships or potential BD/Licensing, where appropriate
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Return of capital to shareholders, where appropriate

“The Board of Directors and I are very grateful for Fred and Tom’s dedication and professionalism in navigating these complex negotiations” said Dr Jeremy Levin, Chairman. “I would also like to express my gratitude to Sujal Shah for his commitment to the Board of Directors.”

Dr Jeremy Levin will continue as Chairman. In addition, the Board has determined to engage Dr Levin to fulfil the roles and responsibilities of the outgoing chief executive officer, with effect from September 1st, 2025. “I am honoured to continue to act as Chairman and to assume these additional responsibilities for the Company as we enter a new phase and evaluate all options for the future’ said Dr Jeremy Levin, Chairman.

A summary of the material terms of Dr Levin's arrangements are set out in Annexure A.

Trading in Opthea's listed securities remains suspended by ASX under ASX Listing Rule 17.3. Opthea is currently engaging with the ASX regarding these matters.

The Company will host a webcast on Tuesday 19 August at 7pm ET/Wednesday 20 August at 9am AEDT. Links to register or access the webcast will be available on the Investor Section of the Company’s website under “Events and Presentations”.

Authorized for release to ASX by The Board of Directors.

Forward-Looking Statements

This ASX announcement contains certain forward-looking statements, including within the meaning of the US Private Securities Litigation Reform Act of 1995. The words “expect”, “believe”, “should”, “could”, “may”, “will”, “plan” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements in this ASX announcement include statements regarding changes in management and the Board of Directors of the Company and the timing of such changes and Opthea’s ability to continue as a going concern. Forward-looking statements, opinions and estimates provided in this ASX announcement are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current conditions. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. They involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of Opthea and its directors and management and may involve significant elements of subjective judgment and assumptions as to future events that may or may not be correct. These statements may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to the Company's ability to identify future product candidates, future capital requirements, the development, testing, production, marketing and sale of drug treatments, regulatory risk and potential loss of regulatory approvals, clinical research organization and labor costs, intellectual property protections, continued compliance with listing requirements and other factors that are of a general nature which may affect the future operating and financial performance of the Company including risk factors set forth in Opthea’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission (the “SEC”) on August 30, 2024, and other future filings with the SEC. Actual results, performance or achievements may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Opthea disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this ASX announcement to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statement is based, except as otherwise required by applicable law.

Annexure A – Summary of Dr Jeremy Levin's arrangements

The material terms of Dr. Jeremy Levin's engagement are as follows:

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Dr Levin's agreement is effective from 1 September 2025.

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Dr. Levin will continue to act as Chairman and will be engaged by the Company as a consultant to fulfil the roles and responsibilities of the outgoing chief executive officer.

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Cash remuneration of:
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as Chairman, AUD $150,000 per annum;
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as a Board Committee member, AUD $6,500 per annum per Board Committee;
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to fulfil the roles and responsibilities of the CEO, AUD $210,000 per annum, excluding statutory entitlements (if applicable),

being AUD $379,500 per annum (assuming three Board Committees), plus a 30% retention bonus.

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Dr Levin already holds securities under the Company's incentive scheme in his role as Chairman. In respect of Dr Levin's engagement to fulfil the roles and responsibilities of CEO, no short-term or long-term incentives have been agreed between the parties, though Dr Levin remains entitled to participate in the incentive scheme.

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Either party may terminate the engagement for any reason on giving three months’ notice, unless a shorter notice period is mutually agreed by the parties. Opthea may elect to make a payment in lieu of the notice period.

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Dr Levin's engagement is otherwise on customary terms for an agreement of this nature.

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Email: info@opthea.com Web: www.opthea.com	Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com Source: Opthea Limited